LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20[illegible]

07020168

RECEIVED
2007 JAN -3 A 7:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reykjavik, 21 December 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (21 December 2006): Actavis Group hf. announces that the Company has decided to invest in treasury shares to ensure sufficient ownership of treasury shares. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

PROCESSED
JAN 0 9 2007
THOMSON
FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

RECEIVED
2007 JAN -3 A 7:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reykjavik, 21 December 2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "<u>SEC</u>") was made on behalf of Actavis Group hf. (the "<u>Company</u>") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (21 December 2006): Actavis Group hf. announces that the Company has decided to invest in treasury shares to ensure sufficient ownership of treasury shares. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson

Höskuldur Eiríksson, Associate
LOGOS legal services

Actavis Group - Notification of issuer holdings 21.12.2006 12:25:14

Flokkur: Viðskipti félags með eigin bréf

Prenta

Name	Actavis Group
Date of transaction	21.12.2006
Buy or Sell	Buy
Type of instrument	Equities
Number of shares	93.000.000
Price	65,9
Primary insider's holdings after the transaction	169.810.000
Date of settlement	
Reason for transaction	The company has decided to invest in treasury shares to ensure sufficient ownership of treasury shares. The shares are intended as a potential consideration in possible acquisitions under constant review by Actavis Group.